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                              Birds Eye Foods, Inc.
                          90 Linden Oaks, PO Box 20670
                         Rochester, New York 14602-6070

March 29, 2006

VIA EDGAR

Ms. April Sifford,
  Branch Chief

  -  and -

Mr. Gary Newberry,
  Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

      Re: Birds Eye Foods, Inc. Form 10-K/A Equivalent (Amendment No. 1) for the Fiscal Year Ended June 25, 2005, Form 10-Q/A Equivalent (Amendment No. 1) for the Fiscal Quarter Ended September 24, 2005 and Form 10-Q/A Equivalent (Amendment No. 1) for the Fiscal Quarter Ended December 24, 2005
            Filed March 20, 2006
            File No. 1-07605

Dear Ms. Sifford and Mr. Newberry:

      This letter is in response to the Securities and Exchange Commission's comment to Birds Eye Foods, Inc.'s Form 10-K/A Equivalent (Amendment No. 1) for the fiscal year ended June 25, 2005, Form 10-Q/A Equivalent (Amendment No. 1) for the fiscal quarter ended September 24, 2005 and Form 10-Q/A Equivalent (Amendment No. 1) for the fiscal quarter ended December 24, 2005, each filed with the Commission on March 20, 2006. The Staff advised the undersigned by telephone on March 22, 2006, that the foregoing periodic reports should each include the certifications required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as modified in accordance with the Staff's advice.

      Accordingly, and in response to and consistent with the Staff's advice, Birds Eye Foods will amend each of its Form 10-K/A Equivalent (Amendment No. 1) for the fiscal year ended June 25, 2005, Form 10-Q/A Equivalent (Amendment No.
1) for the fiscal quarter ended September 24, 2005 and Form 10-Q/A Equivalent (Amendment No. 1) for the fiscal quarter ended December 24, 2005 to include exhibit 31. Birds Eye Foods anticipates filing its Form 10-K/A Equivalent (Amendment No. 2) for the fiscal year ended June 25, 2005, Form 10-Q/A Equivalent (Amendment No. 2) for the fiscal quarter ended September 24, 2005 and Form 10-Q/A Equivalent (Amendment No. 2) for the fiscal quarter ended December 24, 2005 as of the date of this letter.



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United States Securities and Exchange Commission
March 29, 2006
Page 2

      Birds Eye Foods acknowledges that: Birds Eye Foods is responsible for the adequacy and accuracy of the disclosures in its periodic reports that it voluntarily files with the Commission; Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Birds Eye Foods' Form 10-K/A Equivalent (Amendment No. 1) for the fiscal year ended June 25, 2005, Form 10-Q/A Equivalent (Amendment No.
1) for the fiscal quarter ended September 24, 2005 or Form 10-Q/A Equivalent (Amendment No. 1) for the fiscal quarter ended December 24, 2005; and Birds Eye Foods may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We stand ready to completely address the Staff's comments as discussed above. If you have further comments or questions related to our response to your letter, please call me at 585-264-3120.

                                    Sincerely,

                                    /s/ Earl L. Powers
                                    ---------------------------------------
                                    Earl L. Powers, Executive Vice President and
                                    Chief Financial Officer and Secretary